UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒Form 40-F ☐
Enclosure: A press release dated April 23, 2026, announcing STMicroelectronics’ 2026 First Quarter Financial Results.
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

PR No: C3392C
STMicroelectronics Reports Q1 2026 Financial Results
•Q126 net revenues at $3.10 billion
•U.S. GAAP Gross margin at 33.8%. Excluding the Purchase Price Allocation (PPA) effects from the acquisition of NXP’s MEMS sensor business, non-U.S. GAAP1 gross margin at 34.1%
•U.S. GAAP operating income at $70 million (non-U.S. GAAP1 operating income at $171 million)
•Business outlook at mid-point: Q226 net revenues of $3.45 billion and U.S. GAAP gross margin of 34.8% (non-
U.S. GAAP1 gross margin of 35.2%)
Geneva, April 23, 2026 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended
March 28, 2026. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).
ST reported first quarter net revenues of $3.10 billion, gross margin of 33.8%, operating income of $70 million, and net income of $37 million or $0.04 diluted earnings per share (non-U.S. GAAP1 gross margin of 34.1%, non-U.S. GAAP1 operating income of $171 million, and non-U.S. GAAP1 net income of $122 million or $0.13 diluted earnings per share).
Jean-Marc Chery, ST President & CEO, commented:
•“Q1 net revenues, excluding the contribution of our acquisition of NXP’s MEMS sensor business, came above the mid-point of our business outlook range, driven mainly by higher revenues in our engaged customer programs in Personal electronics and CECP. Gross margin was above the mid-point of our business outlook range mainly due to better product mix.”
•“On a year-over-year basis, Q1 net revenues increased 23.0%; excluding the contribution of our acquisition of
NXP’s MEMS sensor business, they increased 21.4%. Q1 gross margin was 33.8%, operating margin was
2.3% and net income was $37 million. On a non-U.S. GAAP1 basis gross margin was 34.1%, operating margin was 5.5% and net income was $122 million.”
•“In Q1, despite the macroeconomic uncertainty, we saw improving demand with strong booking and normalized inventory in distribution.”
•“Our second quarter business outlook, at the mid-point, is for net revenues of $3.45 billion, increasing 11.6%
sequentially and 24.9% year-over-year. Gross margin is expected to be about 34.8%, including about 100 basis points of unused capacity charges. Non-U.S. GAAP1 gross margin is expected to be about 35.2%.”
•“ST is now strategically positioned to capture upside from new AI driven programs, leveraging specialized technologies to enable the evolving AI infrastructure, confirming our datacenters revenue expectation to be nicely above $500 million for 2026 and well above $1 billion for 2027.”
Quarterly Financial Summary

U.S. GAAP (US$ m, except per share data)	Q1 2026	Q4 2025	Q1 2025	Q/Q	Y/Y
Net Revenues	$3,095	$3,329	$2,517	-7.0%	23.0%
Gross Profit	$1,045	$1,172	$841	-10.9%	24.3%

Gross Margin	33.8%	35.2%	33.4%	-140bps	40bps
Operating Income	$70	$125	$3	-43.8%	2,327.6%
Operating Margin	2.3%	3.8%	0.1%	-150bps	220bps
Net Income (Loss)	$37	$(30)	$56	-	-33.7%
Diluted Earnings Per Share	$0.04	$(0.03)	$0.06	-	-33.3%
Non-U.S. GAAP[1] (US$ m, except per share data)	Q1 2026	Q4 2025	Q1 2025	Q/Q	Y/Y
Gross Profit	1,056	1,172	841	-10.0%	25.5%
Gross Margin	34.1%	35.2%	33.4%	-110bps	70bps
Operating Income	$171	$266	$11	-35.7%	1,454.5%
Operating Margin	5.5%	8.0%	0.4%	-250bps	510bps
Net Income	$122	$100	$63	22.0%	93.7%
Diluted Earnings Per Share	$0.13	$0.11	$0.07	18.2%	85.7%
First Quarter 2026 Summary Review

Net Revenues by Reportable Segment(US$ m)[2]	Q1 2026	Q4 2025	Q1 2025	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,318	1,449	1,069	-9.1%	23.2%
Power and discrete products (P&D) segment	389	412	397	-5.4%	-1.8%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,707	1,861	1,466	-8.3%	16.4%
Embedded Processing (EMP) segment	975	1,015	742	-4.0%	31.3%
RF & Optical Communications (RFOC) segment	409	449	306	-9.0%	33.9%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,384	1,464	1,048	-5.5%	32.1%
Others	4	4	3	-	-
Total Net Revenues	$3,095	$3,329	$2,517	-7.0%	23.0%
Net revenues totaled $3.10 billion, representing a year-over-year increase of 23.0%. Net revenues included about $40 million revenues associated with NXP’s MEMS sensor business; excluding this contribution net revenues increased
21.4% on a year-over-year basis. Year-over-year net sales to OEMs and Distribution increased 24.5% and 19.2%, respectively. On a sequential basis, net revenues decreased 7.0% and 8.2% excluding NXP’s MEMS sensor business contribution, 50 basis points better than the mid-point of ST’s guidance.
Gross profit totaled $1.05 billion, representing a year-over-year increase of 24.3%. Gross margin of 33.8%, increased
40 basis points year-over-year, mainly due to lower unused capacity charges and better product mix. Gross profit included
$11 million Purchase Price Allocation (PPA) effects from the acquisition of NXP’s MEMS sensor business. Non-U.S.
GAAP1 Gross Margin, excluding this item, was 34.1%. Excluding the impact from NXP’s MEMS sensor business and related PPA effects, gross margin stood at 33.9%, 20 basis points better than the mid-point of ST’s guidance.
Operating income increased from $3 million in the year-ago quarter to $70 million. ST’s operating margin increased on a year-over-year basis to 2.3% of net revenues, compared to 0.1% in the first quarter of 2025. Operating income included
$71 million impairment, restructuring charges and other related phase-out costs for the quarter, mainly reflecting charges related to the execution of the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base and $30 million Purchase Price Allocation (PPA) effects from the acquisition of NXP’s MEMS sensor business. Excluding these items, non-U.S. GAAP1 Operating income stood at $171 million in the first quarter (or
5.5% non-U.S. GAAP1 operating margin).
By reportable segment, compared with the year-ago quarter:
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.
2 Q126 Free cash flow includes $895 million cash-out related to the acquisition of NXP MEMS sensor business.

In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
Analog products, MEMS and Sensors (AM&S)2 segment:
•Revenue increased 23.2% mainly due to Imaging and MEMS and, to a lesser extent, Analog.
•Operating profit increased by 95.8% to $161 million. Operating margin was 12.2% compared to 7.7%.
Power and Discrete products (P&D) segment:
•Revenue decreased 1.8%.
•Operating result decreased from a loss of $28 million to a loss of $84 million. Operating margin was -21.5%
compared to -6.9%.
In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
Embedded Processing (EMP) segment:
•Revenue increased 31.3% due to General Purpose MCU and, to a lesser extent, Custom Processing.
•Operating profit increased by 148.7% to $164 million. Operating margin was 16.9% compared to 8.9%.
RF & Optical Communications (RFOC) segment:
•Revenue increased 33.9%.
•Operating profit increased by 43.4% to $61 million. Operating margin was 14.9% compared to 13.9%.
Net income and diluted Earnings Per Share decreased to $37 million and $0.04 respectively, compared to $56 million and $0.06 respectively in the year-ago quarter. In the first quarter of 2026 non-U.S. GAAP1 Net income stood at $122 million and non-U.S. GAAP1 diluted Earnings Per Share stood at $0.13.
Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2026	Q4 2025	Q1 2025	Q1 2026	Q1 2025	TTM Change
Net cash from operating activities	534	674	574	2,111	2,680	-21.2%
Free cash flow (non-U.S. GAAP1)	(723)[2]	257	30	(488)	453	-
Net cash from operating activities was $534 million in the first quarter, including about $45 million outflow related to restructuring, compared to $574 million in the year-ago quarter, which benefitted from a positive $147 million inflow from net working capital.
Net Capex (non-U.S. GAAP1), was $362 million in the first quarter compared to $530 million in the year-ago quarter.
Free cash flow (non-U.S. GAAP1) was negative at $723 million in the first quarter compared to positive $30 million in the year-ago quarter. Free cash flow included $895 million cash-out related to the payment for the acquisition of NXP’s MEMS sensor business.
Inventory at the end of the first quarter was $3.17 billion, compared to $3.14 billion in the previous quarter and $3.01 billion in the year-ago quarter. Days sales of inventory at quarter-end was 140 days, compared to 130 days for the previous quarter and 167 days for the year-ago quarter.
In the first quarter, ST paid cash dividends to its stockholders totaling $71 million.
ST’s net financial position (non-U.S. GAAP1) remained strong at $2.00 billion as of March 28, 2026, compared to $2.79 billion as of December 31, 2025, and reflected total liquidity of $4.57 billion and total financial debt of $2.57 billion.
Adjusted net financial position (non-U.S. GAAP1), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $1.69 billion as of March 28, 2026.

Corporate developments
On February 2, 2026, ST completed the acquisition of NXP’s MEMS sensor business. Announced in July 2025, this transaction focused on automotive safety and non-safety products and sensors for industrial applications, expands ST’s global sensors capabilities.
On February 9, 2026, ST announced an expanded strategic collaboration with Amazon Web Services (AWS) through a multi-year, multi-billion USD commercial engagement to enable new high performance compute infrastructure for cloud and AI data centers. This engagement covers a broad range of semiconductor solutions leveraging ST’s portfolio of proprietary technologies. ST has issued warrants to AWS for up to 24.8 million ordinary shares of ST. The warrants will vest in tranches over the term of the agreement, with vesting substantially tied to payments for ST products and services by AWS and its affiliates.
Business Outlook
ST’s guidance, at the mid-point, for the 2026 second quarter is:
•Net revenues are expected to be $3.45 billion, an increase of 11.6% sequentially, plus or minus 350 basis points.
•U.S. GAAP Gross margin of 34.8%, plus or minus 200 basis points. Non-U.S. GAAP1 gross margin is expected to be about 35.2%, plus or minus 200 basis points.
•This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the
2026 second quarter and includes the impact of existing hedging contracts.
•The second quarter will close on June 27, 2026.
This business outlook does not include any impact of potential further changes to global trade tariffs compared to the current situation.
Conference Call and Webcast Information
ST will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2026 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until May 8, 2026.
Use of Supplemental Non-U.S. GAAP Financial Information
This press release contains supplemental non-U.S. GAAP financial information.
Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.
See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.
Forward-looking Information
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the
Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•changes in global trade policies, including the continuation, adoption and expansion of tariffs and trade barriers and sanctions, that are affecting and could further affect the macro-economic environment and are adversely impacting and could further adversely impact the demand for our products;
•uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which are impacting and may further impact production capacity and end-market demand for our products;

•customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our research and development and manufacturing programs, which benefit from public funding;
•financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the
Euro and the other major currencies we use for our operations;
•the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100%
renewable electricity sourcing goal by the end of 2027;
•epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-
reduction goals, adverse legal action or additional research costs.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-
looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors”
included in our Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and

Exchange Commission (“SEC”) on February 26, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.
About STMicroelectronics
At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.
For further information, please contact:
INVESTOR RELATIONS:
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41 22 929 59 20
jerome.ramel@st.com
MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))
	Three months ended

	March 28,	March 29,
	2026	2025
	(Unaudited)	(Unaudited)

Net sales	3,089	2,513
Other revenues	6	4
NET REVENUES	3,095	2,517
Cost of sales	(2,050)	(1,676)
GROSS PROFIT	1,045	841
Selling, general and administrative expenses	(429)	(390)
Research and development expenses	(520)	(489)
Other income and expenses, net	45	49
Impairment, restructuring charges and other related phase-out costs	(71)	(8)
Total operating expenses	(975)	(838)
OPERATING INCOME	70	3
Interest income, net	26	48
Other components of pension benefit costs	(4)	(4)
Gain (loss) on financial instruments, net	(39)	25
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	53	72
Income tax expense	(10)	(13)
NET INCOME	43	59
Net income attributable to noncontrolling interest	(6)	(3)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	37	56

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.04	0.06
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.04	0.06

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	914.5	933.6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	March 28,	December 31,	March 29,
In millions of U.S. dollars	2026	2025	2025
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,889	2,837	1,781
Short-term deposits	1,850	1,100	1,650
Marketable securities	832	985	2,528
Trade accounts receivable, net	1,820	1,745	1,385
Inventories	3,173	3,136	3,014
Other current assets	1,263	1,468	1,050
Total current assets	10,827	11,271	11,408
Goodwill	707	315	299
Other intangible assets, net	750	324	338
Property, plant and equipment, net	10,959	11,058	11,178
Non-current deferred tax assets	436	408	490
Long-term investments	113	152	96
Other non-current assets	1,338	1,272	1,114
	14,303	13,529	13,515
Total assets	25,130	24,800	24,923

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	319	298	988
Trade accounts payable	1,436	1,487	1,373
Other payables and accrued liabilities	1,438	1,440	1,290
Dividends payable to stockholders	18	89	16
Accrued income tax	57	37	72
Total current liabilities	3,268	3,351	3,739
Long-term debt	2,250	1,835	1,889
Post-employment benefit obligations	380	403	392
Long-term deferred tax liabilities	58	60	48
Other long-term liabilities	1,003	926	896
	3,691	3,224	3,225
Total liabilities	6,959	6,575	6,964
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 888,794,130 shares outstanding as of March 28, 2026)	1,157	1,157	1,157
Additional Paid-in Capital	3,331	3,281	3,142
Retained earnings	13,118	13,082	13,514
Accumulated other comprehensive income	798	945	495
Treasury stock	(636)	(637)	(582)
Total parent company stockholders' equity	17,768	17,828	17,726
Noncontrolling interest	403	397	233
Total equity	18,171	18,225	17,959
Total liabilities and equity	25,130	24,800	24,923

STMicroelectronics N.V.

SELECTED CONSOLIDATED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2026	Q4 2025	Q1 2025

Net Cash from operating activities	534	674	574
Net Cash from (used in) investing activities	(1,874)	271	(796)
Net Cash from (used in) financing activities	398	(107)	(282)
Net Cash increase (decrease)	(948)	838	(501)

Selected Cash Flow Data (in US$ millions)	Q1 2026	Q4 2025	Q1 2025

Depreciation & amortization	454	480	428
Net payment for Capital expenditures	(379)	(407)	(538)
Payment for business acquisition	(895)	-	-
Dividends paid to stockholders	(71)	(87)	(72)
Change in inventories, net	(3)	42	(172)

Appendix
ST Supplemental Financial Information

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Net Revenues By Market Channel (%)
Total OEM	72%	73%	73%	72%	71%
Distribution	28%	27%	27%	28%	29%

€/$ Effective Rate	1.16	1.14	1.14	1.09	1.06

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,318	1,449	1,434	1,133	1,069
- Operating Income	161	235	221	85	82
Power and Discrete products (P&D) segment
- Net Revenues	389	412	429	447	397
- Operating Income (Loss)	(84)	(124)	(67)	(56)	(28)
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,707	1,861	1,863	1,580	1,466
- Operating Income	77	111	154	29	54
Embedded Processing (EMP) segment
- Net Revenues	975	1,015	976	847	742
- Operating Income	164	195	161	114	66
RF & Optical Communications (RFOC) segment
- Net Revenues	409	449	345	336	306
- Operating Income	61	105	57	60	43
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,384	1,464	1,321	1,183	1,048
- Operating Income	226	300	218	174	109
Others (a)
- Net Revenues	4	4	3	3	3
- Operating Income (Loss)	(232)	(286)	(192)	(336)	(160)
Total
- Net Revenues	3,095	3,329	3,187	2,766	2,517
- Operating Income (Loss)	70	125	180	(133)	3
(a)Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, operating earnings of other products as well as Purchase Price Allocation (PPA) effects from the acquisition of NXP’s MEMS sensor business. With additional cost elements included in the table below:

(US$ m)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Unused capacity charges	69	88	102	103	123
Impairment, restructuring charges and other related phase-out costs	71	141	37	190	8
PPA effects from the acquisition of NXP’s MEMS sensor business	30	-	-	-	-
(Appendix – continued)
ST Supplemental Non-U.S. GAAP Financial Information
U.S. GAAP – Non-U.S. GAAP Reconciliation
The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measures. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.
ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.
Non-U.S. GAAP Gross Profit, Non-U.S. GAAP Operating Income, Non-U.S. GAAP Net Income and Non-U.S. GAAP
Diluted Earnings Per Share (non-U.S. GAAP measures)
Operating income before impairment, restructuring charges and other related phase-out costs, and other certain items, is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs, and Purchase Price
Allocation (PPA) effects. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs and other certain items, such as Purchase Price Allocation (PPA)
effects, net of the relevant tax impact.

Q1 2026 (US$ m, except per share data)	Gross Profit	Operating Income	Net Income	Corresponding Diluted EPS
U.S. GAAP	1,045	70	37	0.04
Impairment, restructuring charges and other related phase-out costs	-	71	71
PPA effects of NXP’s MEMS sensor business acquisition	11	30	30
Estimated income tax effect	-	-	(16)
Non-U.S. GAAP	1,056	171	122	0.13

(Appendix – continued)
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our
Consolidated Balance Sheets. ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet.
ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net
Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Mar 28 2026	Dec 31 2025	Sep 27 2025	Jun 28 2025	Mar 29 2025
Cash and cash equivalents	1,889	2,837	1,999	1,616	1,781
Short term deposits	1,850	1,100	1,450	1,650	1,650
Marketable securities	832	985	1,327	2,363	2,528
Total liquidity (a)	4,571	4,922	4,776	5,629	5,959
Short-term debt	(319)	(298)	(256)	(1,006)	(988)
Long-term debt (b)	(2,250)	(1,835)	(1,910)	(1,951)	(1,889)
Total financial debt	(2,569)	(2,133)	(2,166)	(2,957)	(2,877)
Net Financial Position (non-U.S. GAAP)	2,002	2,789	2,610	2,672	3,082
Advances received on capital grants	(316)	(333)	(345)	(361)	(377)
Adjusted Net Financial Position (non-U.S. GAAP)	1,686	2,456	2,265	2,311	2,705
(a)Total liquidity decreased from $4.92 billion in the fourth quarter of 2025 to $4.57 billion in the first quarter of 2026, after the cash-out of $895 million related to the acquisition of NXP MEMS sensor business. Total liquidity decreased from $5.63 billion in the second quarter of 2025 to $4.78 billion in the third quarter of 2025, the decrease includes $750 million related to the repayment of the first tranche of our convertible bond.
(b)Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $1,210 million equivalent are currently undrawn. As of March 28, 2026, total financial debt included $590 million long-term debt following the withdrawal of the €500 million first tranche of the new EIB credit line.

(Appendix – continued)
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii)
Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Payment for purchase of tangible assets, as reported	(549)	(518)	(431)	(574)	(587)
Proceeds from sale of tangible assets, as reported	3	-	3	4	2
Proceeds from capital grants and other contributions, as reported	167	111	11	89	47
Advances from capital grants allocated to property, plant and equipment	17	12	16	16	8
Net Capex (non-U.S. GAAP)	(362)	(395)	(401)	(465)	(530)
Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net
Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.
Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Net cash from operating activities	534	674	549	354	574
Net Capex	(362)	(395)	(401)	(465)	(530)
Payment for purchase of intangible assets, net of proceeds from sale	(17)	(20)	(18)	(41)	(14)
Proceeds from (payment for) financial assets	17	(2)	-	-	-
Payment for business acquisitions(a)	(895)	-	-	-	-
Free Cash Flow (non-U.S. GAAP)	(723)	257	130	(152)	30
(a)Q126 Free cash flow includes $895 million cash-out related to the acquisition of NXP MEMS sensor business.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 23, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer